Exhibit 99.4

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

Leading Business Process Outsourcer, Aditya Birla Minacs, Standardizes on
IEX TotalView from NICE at 17 of its Sites

Legacy workforce management solutions replaced with IEX TotalView; Minacs to benefit from strong multisite and multiskill capabilities

Ra’anana, Israel, January 22, 2008 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, announced today that Aditya Birla Minacs, a leading business process outsourcer, has placed a follow-on order for the IEX TotalView Workforce Management system from NICE. This order signifies another major step taken by Minacs to standardize on the IEX TotalView Workforce Management system, a NICE SmartCenter solution, throughout 17 of its contact center sites, serving more than 9,000 of its employees. Minacs has replaced the legacy workforce management solutions its contact centers were using in a number of locations with IEX TotalView – enabling them to take better advantage of the system’s strong multisite and multiskill management capabilities.

Minacs is using IEX TotalView beyond basic staff planning and scheduling to achieve an enhanced return on investment (ROI) and further improve business performance. For example, Minacs is facilitating a data exchange with its outsourcer clients – eliminating manual reporting needs while improving the ability to meet service goals. Minacs is also benefiting from having IEX TotalView connected to its IVR solution, which enables tracking of absenteeism. Connectivity with the organization’s payroll system has also improved reporting accuracy.

“Aditya Birla Minacs strives to consistently meet the needs of its clients – without compromising contact center best practices. With IEX TotalView, from NICE, we’ve been able to consistently achieve forecasting accuracy, scheduling efficiency and planning effectiveness for our clients,” said Minacs’ Global Chief Information Officer, Eric Greenwood. “The system has allowed us to improve overall operational performance by enabling us to integrate data across the contact center while automating many time-consuming and labor-intensive processes.”

IEX President Debbie May added, “Choosing our solution as the standard at Minacs is further evidence that we provide the system of choice for advanced multiskill and multisite contact centers. We appreciate the continued confidence Minacs has demonstrated in our technology.”

About Aditya Birla Minacs Worldwide (formerly TransWorks/Minacs)
Aditya Birla Minacs (formerly TransWorks/Minacs) is a subsidiary of Aditya Birla Nuvo (part of the Aditya Birla Group). The company currently employs over 12,000 employees across 28 facilities in Canada, Germany, Hungary, India, United Kingdom, United States, and the Philippines and provides services in 28 languages. Aditya Birla Minacs delivers superior outsourced solutions to Global 1000 automotive, financial services, technology, and telecom companies. Aditya Birla Minacs adheres to the highest standards of quality, data security and confidentiality of client information and is certified to the COPC-2000, ISO 9001:2000 and ISO 27001 Standards. For further details visit www.minacs.adityabirla.com.

About IEX
IEX Corporation, NICE Systems Ltd. company, is a leading provider of feature-rich, scalable workforce and performance management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. With a strong global presence, IEX solutions are used in over 50 countries with nearly a million agents at more than 3,000 contact center sites. The award-winning IEX TotalView Workforce Management system is a NICE SmartCenter solution. NICE SmartCenter combines workforce and performance management with quality management, interaction analytics, compliance, coaching and customer feedback within a service-oriented architecture. For more information about IEX, visit http://www.iex.com.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media Contact	NICE Systems	+1 877 245 7448
Galit Belkind	Galit.belkind@nice.com

North American Media Contacts	IEX Corporation, a NICE company	+1 972 301 1209
Angela Ticknor	angela.ticknor@iex.com

Jeff Williams	Aditya Birla Minacs	+1 416 380 3782
EVP, Sales and Marketing	jeff.Williams@minacs.adityabirla.com

Investors	NICE Systems	+1 877 245 7449
Daphna Golden	ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.